

October 27, 2014

Via E-mail
Mr. Anastasios Kyriakides
Chief Executive Officer
NET TALK.COM, INC.
1080 NW 163rd Drive
Miami Beach, Florida 33169

RE: NET TALK.COM, INC.
Preliminary Information Statement on Schedule 14C
Filed October 17, 2014
File No. 000-53668

Dear Mr. Kyriakides:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please identify the shareholders representing 52.27% of the company`s outstanding common stock who consented in writing to the proposals. Tell us in your response letter the facts surrounding how these shareholders came to provide their consent, such as who approached the stockholders about providing their consents and when.

2.   Please revise your disclosure to identify the reason behind the removal of Samar Bishay, Maged Bishara, and Nadir Aljasrawi from their positions serving as members of the Company's Board.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Emily Drazan, Attorney-Adviser, at (202) 551-3208 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
Darrin Ocasio, Esq.
Timothy A. O'Brien, Esq.
Sichenzia Ross Friedman Ference LLP